FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                            Report of Foreign Issuer


                               23 September, 2003



                               CRH - Issue of Debt



                           CRH public limited company
                           Belgard Castle, Clondalkin,
                               Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Issue of Debt



September 23, 2003

CRH ANNOUNCES SUCCESSFUL US$1 BILLION GLOBAL BOND OFFERING

CRH America, Inc., a wholly owned subsidiary of CRH plc, successfully completed its second US$ Global bond offering yesterday afternoon in New York . The offering consists of 10-year and 30-year notes. The US$700 million 10-year notes were priced at a spread of 1.1% above the 10-year US Treasury and have a coupon of 5.3%. A US$300 million 30-year tranche was priced at 1.3% above the 30-year US Treasury and has a coupon of 6.4%. Due to strong investor demand, the offering was upsized from US$600 million. Over 100 institutional investors from North America and Europe participated in the transaction. The proceeds of the offering are intended to be used to partially finance the acquisition of certain operations of Cementbouw (which, subject to the satisfaction of closing conditions, is expected to close in the fourth quarter of 2003) and also for general corporate purposes which may include acquisitions. The notes are registered with the Securities and Exchange Commission (SEC).

Harry Sheridan, Finance Director at CRH said: "CRH's debut US$ global bond was completed in March 2002, raising US$ 1 billion. We are delighted with the very strong investor response to this second offering of US$ 1 billion which enables CRH to extend its debt maturity profile to 30 years and expand its investor base."

Banc of America Securities LLC, Citigroup and JPMorgan acted as joint book-runners on this transaction.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy securities either in the United States or any other jurisdiction, nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Any public offering of the securities in the United States is being made solely by means of a prospectus supplement to the prospectus included in the Registration Statement filed by CRH plc and CRH America, Inc and previously declared effective.

Contact : +353 (0) 1 404 1000

Liam O'Mahony, Chief Executive

Harry Sheridan, Finance Director

Myles Lee, Finance Director Designate

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland.

Telephone: +353.1.4041000 Fax: +353.1.4041007

Email: mail@crh.com Website: www.crh.com

Registered office: 42 Fitzwilliam Square, Dublin 2, Ireland




                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date: 23 September, 2003



                                                    By: ___/s/ M. P. Lee___

                                                     M. P. Lee
                                                     Finance Director Designate